UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

~~January 19, 2006~~

Act	Securities Exchange Act of 1934
Section	Section 10; Section 11
Rule	Rule 10a-1; Reg M; Reg SHO; Rule 11d1-2
Public Availability	Jan. 19, 2006

Mr. Michael Schmidtberger, Esq.
Sidley Austin Brown & Wood LLP
787 Seventh Avenue
New York, New York 10019

Re: ***DB Commodity Index Tracking Fund and DB Commodity Services LLC***
File No. TP 06-31

No Act

Dear Mr. Schmidtberger:

In your letter dated January 19, 2006, you request on behalf of DB Commodity Index Tracking Fund (the "Fund"), a Delaware statutory trust and a public commodity pool, and DB Commodity Services LLC ("DBCS"), which will be the registered commodity pool operator ("CPO") and managing owner (the "Managing Owner") of the Fund, on their own behalf and on behalf of (1) the DB Commodity Index Tracking Master Fund (the "Master Fund"); (2) ALPS Distributors, Inc. (the "Distributor"); (3) the American Stock Exchange ("AMEX") and any other national securities exchange or national securities association (each a "Market") on or through which units of fractional undivided beneficial interest in, and ownership of, the Fund (the "Shares") may subsequently trade; (4) Deutsche Bank Securities Inc., the clearing broker for the Master Fund ("Clearing Broker"); and (5) persons or entities (including the Authorized Participants) engaging in transactions in the Shares, exemptions from, or interpretive or no-action advice regarding, Rule 10a-1 under, Rules 101 and 102 of Regulation M under, Rule 200(g) of Regulation SHO under, Section 11(d)(1) of, and Rule 11d1-2, under the Securities Exchange Act of 1934 ("Exchange Act").

The Fund was formed as a Delaware statutory trust in May 2005. Its investment assets will consist solely of common units of beneficial interest (the "Master Fund Units") in the Master Fund, also a Delaware statutory trust formed on the same date. The trustee of the Fund and the Master Fund is Wilmington Trust Company (the "Trustee"). Both the Fund and the Master Fund are public commodity pools that will be operated by DBCS, as CPO and as Managing Owner, in consideration of an asset-based fee. The Fund will issue and redeem Shares only in one or more Baskets for cash, and only in transactions with DTC participants that are registered broker-dealers or that are exempt from being (or otherwise not required to be) registered or regulated as broker-dealers and have entered into a participant agreement with the Managing Owner and the Fund ("Authorized Participants"). A Basket is a block of 200,000 Shares. The Shares will be listed for trading on the AMEX to provide investors with an intra-day trading market. The Master Fund will be wholly-owned by the Fund and the Managing Owner, which is a wholly owned subsidiary of Deutsche Bank, A.G. ("Deutsche Bank"). As Managing Owner, DBCS will also own a minimal equity interest in the Fund. (At present, the minimal initial capital of the Fund and the Master Fund is directly owned by DBCS.) The assets of the Master Fund will consist of exchange-traded futures contracts on the commodities comprising the Deutsche Bank Liquid Commodity Index™ –Excess Return (the "DBLCI" or "Index"), together with U.S. Treasury securities and other high credit quality short-term fixed income securities and cash for margin purposes. As commodity pools, the Fund and the Master Fund are subject to the Commodity Exchange Act, as amended, and to applicable rules and regulations of the Commodity Futures Trading Commission. The Fund and the Master Fund are not registered or required to be registered under the Investment Company Act of 1940, as amended.

You represent that DBCS, as the CPO and Managing Owner of the Master Fund, will manage the trading of the Master Fund's portfolio of futures contracts with a view to tracking the performance of the Index over time. The commodities comprising the Index are light, sweet crude oil, heating oil, aluminum, gold, corn and wheat. The Master Fund is not "actively managed" since it does not seek positive returns under all market conditions, but instead, as indicated, seeks to track the performance of the Index over time by holding long commodity futures contract positions that correspond to the Index Commodities and some cash or cash-equivalents consisting of high credit quality short-term fixed income securities that are permitted investments pursuant to commodities regulations. While the Master Fund will actively trade exchange-traded futures on the Index Commodities, because it is not an actively managed commodity pool, but rather is an index tracking fund, the Master Fund does not use or pay for the services of any third-party commodity trading advisor (there are no performance fees) and does not use leverage.

This response is attached to the enclosed photocopy of your correspondence. Each defined term in this letter has the same meaning as defined in your letter, unless otherwise noted herein.

Response:

Rule 10a-1

Rule 200(a) of Regulation SHO defines "short sale." Rule 10a-1(a) under the Exchange Act covers transactions in any security registered on, or admitted to unlisted trading privileges on, a national securities exchange, if trades in such security are reported pursuant to an effective transaction reporting plan, as defined in Rule 600 of Regulation NMS under the Exchange Act, and prohibits short sales with respect to these securities unless such sales occur on a "plus tick," (that is, a price above the price at which the immediately preceding sale was reported pursuant to an effective transaction reporting plan), or "zero-plus tick," (that is, at the last sale price if it was higher than the last reported different price). Rule 10a-1 is designed to prevent the market price of a stock or other security reported pursuant to an effective transaction reporting plan from being manipulated downward by unrestricted short selling.

On the basis of your representations and the facts presented, in particular the derivative nature of the Shares, it would not appear that trading in the Shares would be susceptible to the practices that Rule 10a-1 is designed to prevent. In particular, the Managing Owner and the Fund anticipate that the market value of the Shares will rise or fall based on changes in the value of the Index and the underlying Index Commodities. Moreover, the short sale rule does not apply to analogous derivative products such as index options and index futures contracts. Accordingly, the Commission hereby grants an exemption from Rule 10a-1 to permit sales of Shares without regard to the "tick" requirements of Rule 10a-1.

Rule 200(g) of Regulation SHO

Rule 200(g) of Regulation SHO provides that a broker-dealer must mark all sell orders of any equity security as "long," "short," or "short exempt." Rule 200(g)(2) requires that a short sale order must be marked "short exempt" if the seller is relying on an exception from the tick test of Rule 10a-1 of the Exchange Act or any short sale price test of any exchange or national securities association.

Accordingly, in conjunction with the exemption granted above to permit sales of Shares without regard to the "tick" requirements of Rule 10a-1, on the basis of your representations and the facts presented, and without necessarily concurring in your analysis, the staff of the Division of Market Regulation ("Staff") will not recommend to the Commission enforcement action under Rule 200(g) of Regulation SHO if a broker-dealer marks "short," rather than "short exempt," a short sale that is effected in the Shares, subject to the following conditions:

i. For each exempt short sale, the various market centers that execute such sales have instituted procedures to "mask" the short sale character of the transaction so that they are executed as short exempt;
ii. A broker-dealer executing exempt short sales will mark such sales as "short," and in no event will such sales be marked "long;" and
iii. The market centers will maintain an audit trail of all such trade executions, which is capable of being produced and subject to review upon request by the Commission and other appropriate regulatory authorities.

Regulation M

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in the Regulation. The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in a distribution of securities, and affiliated purchasers of such persons.

On the basis of your representations and the facts presented, particularly that the Fund will continuously redeem Shares in Basket-size aggregations at their NAV and that the secondary market price of Shares should not vary substantially from their NAV per share, the Commission hereby grants an exemption under paragraph (d) of Rule 101 of Regulation M thus permitting persons who may be deemed to be participating in a distribution of Shares to bid for or purchase Shares during their participation in such distribution. The Commission also grants an exemption under paragraph (d) of Rule 101 of Regulation M to permit DB London, the Index Sponsor, to publish research during the applicable restricted period on the Fund's website.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the Fund will continuously redeem Shares in Basket-size aggregations at their NAV and there should be little disparity between the market price of a Share and the NAV per Share, the Commission hereby grants an exemption under paragraph (e) of Rule 102 of Regulation M thus permitting the Fund and its affiliated purchasers to redeem Shares in Baskets during the continuous offering of the Shares.

Section 11(d)(1) and Rule 11d1-2

On the basis of your representations and the facts presented, the Staff will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act if broker-dealers (other than the Distributor) that do not create or redeem Shares but engage in both proprietary and customer transactions in Shares exclusively in the secondary market extend or maintain or arrange for the extension or maintenance of credit on Shares in connection with such secondary market transactions. In this regard, we note in particular your representation that, other than Authorized Participants that purchase Baskets during the Initial Offering Period (for which Authorized Participants receive an upfront selling commission, as described in your letter) and the Distributor with respect to the Distributor's fees, no broker-dealer or any natural person associated with such broker-dealer, directly or indirectly (including through any affiliate of such broker-dealer), receives from the Fund complex[1] any payment, compensation or other

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[1] As you note in your letter, the "Fund complex" includes the Fund, the Master Fund, the Trustee, the Administrator, the Managing Owner, the Clearing Broker, DB London, Deutsche Bank and the Custodian, the Distributor, the initial depositors, the issuer of any other trust or any investment company, UIT, or fund that holds itself out to investors as a related entity for purposes of investment or investor services, any investment adviser or marketing agent (or person performing a similar function) for any such issuer, and any "affiliated person" (as defined in the Investment Company Act) of any such person.

economic incentive to promote or sell Shares to persons outside of the Fund complex, other than non-cash compensation permitted under NASD Rule 2830(l)(5)(A), (B), or (C).[2]

In addition, on the basis of your representations and the facts presented, the Staff will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act if broker-dealers other than the Distributor treat Shares, for the purposes of Rule 11d1-2 under the Exchange Act, as "securities issued by a registered . . . unit investment trust as defined in the Investment Company Act of 1940" and thereby extend or maintain or arrange for the extension or maintenance of credit on Shares that have been owned by the persons to whom credit is provided for more than 30 days, in reliance on the exemption contained in the rule.

Moreover, in view of the substantial similarities between the Fund and ETFs and the nature of the assets held in the Fund, the Staff will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act against an Authorized Participant that extends credit or maintains or arranges for the extension or maintenance of credit on Shares (other than any Shares acquired by the Authorized Participant as part of a Basket during the Initial Offering Period, for which the Authorized Participant receives an upfront selling commission, as described in your letter) in reliance on the class exemption granted in the Letter re: Derivative Products Committee of the Securities Industry Association (November 21, 2005) ("Class Relief Letter"), provided that the Authorized Participant satisfies conditions 1 and 2 set forth in the Class Relief Letter.[3]

Finally, we note that we have repeatedly expressed our views on Section 11(d)(1) and Rule 11d1-2 with respect to the extension or maintenance or the arrangement for the extension or maintenance of credit on shares of commodity-based exchange-traded trusts that hold physical commodities or currency or that are public commodity pools ("CBETTs"), in connection with secondary market transactions.[4] Having stated our views, we will no longer respond to requests for relief from Section 11(d)(1) and Rule 11d1-2 relating to new CBETTs, unless they present novel or unusual issues. We will continue to consider requests, however, for relief with respect to Exchange Act Rules 10a-1, 10b-17, or 14e-5, Rule 200(g) of Regulation SHO, and Rules 101 or 102 of Regulation M.

The foregoing exemptions from Rule 10a-1, Rules 101 and 102 of Regulation M, and no-action positions taken under Rule 200(g) of Regulation SHO, Section 11(d)(1) and Rule 11d1-2 are based solely on your representations and the facts presented, and are strictly limited to the

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[2] We note that a broker-dealer other than an Authorized Participant that receives some or all of the upfront selling commission from an Authorized Participant would not satisfy this representation and could not, accordingly, rely on the relief granted above.

[3] For purposes of this position, the Shares would be shares of a Qualifying ETF, as defined in the Class Relief Letter, and the Fund complex would be a "fund complex," as defined in the Class Relief Letter.

[4] In addition to this letter, see Letter re: Rydex Specialized Products LLC (Dec. 5, 2005), Letter re: streetTRACKS Gold Trust® (Dec. 12, 2005), and Letter re: iShares COMEX Gold Trust (Dec. 12, 2005).

application of those rules to transactions involving Shares under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemptions from Rule 10a-1 and Rules 101 and 102 of Regulation M and no-action positions taken under Rule 200(g) of Regulation SHO, Section 11(d)(1) and Rule 11d1-2 are subject to the condition that such transactions in Shares or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

The foregoing exemptions are subject to modification or revocation if at any time the Commission determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. Moreover, the foregoing no-action positions are subject to modification or revocation as necessary or appropriate. In addition, persons relying on these exemptions and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions and no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal or state laws or rules or regulations of any self-regulatory organizations to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Division of Market Regulation

Attachment

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
787 SEVENTH AVENUE
NEW YORK, NY 10019
212 839 5300
212 839 5599 FAX

BEIJING | GENEVA | SAN FRANCISCO
BRUSSELS | HONG KONG | SHANGHAI
CHICAGO | LONDON | SINGAPORE
DALLAS | LOS ANGELES | TOKYO
NEW YORK | WASHINGTON, DC

FOUNDED 1866

January 19, 2006

Rule 10a-1; Rule 200(g) of Regulation SHO; Rule 101 and 102 of Regulation M; Section 11(d)(1) and Rule 11d1-2 of the Securities Exchange Act of 1934.

James A. Brigagliano, Esq.
Assistant Director, Trading Practices
Office of Trading Practices and Processing
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: **Request of DB Commodity Index Tracking Fund and DB Commodity Services LLC for Exemptive, Interpretative or No-Action Relief from Rule 10a-1 under, Rule 200(g) of Regulation SHO under, Rules 101 and 102 of Regulation M under, Section 11(d)(1) of and Rule 11d1-2 under the Securities Exchange Act of 1934, as amended**

Dear Mr. Brigagliano:

We are writing on behalf of DB Commodity Index Tracking Fund (the "Fund"), a Delaware statutory trust and a public commodity pool, and DB Commodity Services LLC ("DBCS"), which will be the registered commodity pool operator ("CPO") and managing owner (the "Managing Owner") of the Fund.

The Fund and the Managing Owner (a) on their own behalf and (b) on behalf of (1) the DB Commodity Index Tracking Master Fund (the "Master Fund"); (2) ALPS Distributors, Inc. (the "Distributor"), which provides certain distribution-related administrative services for the Fund; (3) the American Stock Exchange ("AMEX") and any other national securities exchange or national securities association on or through which units of fractional undivided beneficial interest in, and ownership of, the Fund (the "Shares") may subsequently trade (with each such market being a "Market"); (4) Deutsche Bank Securities Inc., the clearing broker for the Master Fund ("Clearing Broker"); and (5) persons or entities (including the Authorized Participants referred to herein) engaging in transactions in the Shares, hereby request from the Securities and Exchange Commission ("Commission") exemptions from, or interpretive or no-action advice or relief from, Rule 10a-1 under, Rule 200(g) of Regulation SHO under, Rules 101 and 102 of Regulation M under, and Section 11(d)(1) of, and Rule 11d1-2 under, the Securities Exchange Act of 1934, as amended ("Exchange Act"), in connection with secondary market transactions in Shares and the creation and redemption of Baskets of Shares, as discussed below. The relief requested is substantially similar to the relief granted by the Commission previously. [1]

[1] The Commission has previously granted exemptive or no-action relief under Rules 10a-1; Section 11(d)(1) and Rule 11d1-2; Rules 101 and 102 of Regulation M and Rule 200(g) of Regulation SHO under the Exchange Act similar to that requested here. See *e.g.*, Letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated January 22, 1993, with respect to trading of SPDR Trust, Series 1; Letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated April 21, 1995, with respect to trading of MidCap SPDR Trust; Letters from Larry E. Bergman, Senior Associate Director, Division of Market Regulation to Stuart M. Strauss, Gordon Altman Butowsky, dated December 14, 1998 and December 22, 1998, respecting the trading of the Select Sector SPDR Trust; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated March 3, 1999, with respect to the trading of the Nasdaq 100 Trust; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Kathleen Moriarty, Carter, Ledyard & Milburn, dated May 16, 2000, with respect to the trading of the iShares Trust; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown & Platt, dated September 26, 2000, with respect to the trading of the streetTRACKS® Series Trust; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to W. John McGuire, Morgan, Lewis & Bockius LLP, dated July 25, 2002, with respect to the trading of various series funds of the iShares Trust; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown Rowe & Maw, dated October 21, 2002, with respect to the trading of the Fresco[SM] Index Shares Fund; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Jack P. Drogin, Morgan, Lewis & Bockius, LLP, dated September 25, 2003, with respect to the trading of the iShares Lehman U.S. Treasury Inflation Protected Securities Fund and the iShares Lehman U.S. Aggregate Bond Fund (each a series of the iShares Trust); Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Kathleen H. Moriarty of Carter, Ledyard & Milburn LLP, dated November 17, 2004, with respect to the streetTRACKS Gold Trust; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Ira Hammerman, Senior Vice President and General Counsel to the Securities Industry Association, dated January 3, 2005 (the "January 2005 SIA Letter"); Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to David Yeres, Clifford Chance US LLP, dated January 27, 2005, with respect to the iShares COMEX Gold Trust (the "COMEX Gold Trust No-Action Letter" and together with the no-action letter, dated November 17, 2004, with respect to the streetTRACKS Gold Trust, the "Gold Trust Letters"); Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Stuart Strauss, Clifford Chance, dated March 2, 2005, with respect to the trading of the PowerShares WilderHill Clean Energy Portfolio; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Kathleen Moriarty, Carter, Ledyard & Milburn, dated March 9, 2005, with respect to Vanguard Emerging Markets Stock Index Fund, et al.; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Ira Hammerman, Senior Vice President and General Counsel to the Securities Industries Association dated July 18, 2005 granting relief with respect to Rule 10a-1 in riskless principal transactions; Letter from James A Brigagliano, Assistant Director, Division of Market Regulation, to Jack P. Drogin of Morgan Lewis & Bockius, LLP, dated August 4, 2005 with respect to the iShares MSCI EAFE Growth Index Fund and iShares MSCI EAFE Value Index; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Clifford Chance, US LLP, dated October 25, 2005, with respect to PowerShares Lux NanoTech Portfolio; Letter from Catherine McGuire, Chief Counsel, Division of Market Regulation, to Ms. Bullitt, et al., of the Securities Industry Association, dated November 21, 2005, with respect to conditional relief under Section 11(d)(1) for broker-dealers acting as Authorized Participants for exchange-traded funds ("ETFs") (the "Class Relief Letter"); Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to George T. Simon, Foley & Lardner, LLP, dated December 5, 2005, with respect to the Euro Currency Trust; Letter from Brian A. Bussey, Assistant Chief Counsel, Division of

The Managing Owner and the Fund believe that the relief requested in this letter is consistent with the public interest and the protection of investors and would further the purposes intended by the policies and provisions of the Exchange Act.

I. Relevant Facts

(a) Description of the Fund and the Master Fund

The Fund was formed as a Delaware statutory trust in May 2005. Its investment assets will consist solely of common units of beneficial interest (the "Master Fund Units") in the Master Fund, also a Delaware statutory trust formed on the same date. The trustee of the Fund and the Master Fund is Wilmington Trust Company (the "Trustee"). Both the Fund and the Master Fund are public commodity pools that will be operated by DBCS, as CPO and as Managing Owner, in consideration of an asset-based fee. The Fund intends by listing the Shares for trading on the AMEX to provide investors with an intra-day trading market.[2]

The Master Fund will be wholly-owned by the Fund and the Managing Owner, which is a wholly owned subsidiary of Deutsche Bank, A.G. ("Deutsche Bank"). As Managing Owner, DBCS will also own a minimal equity interest in the Fund. (At present, the minimal initial capital of the Fund and the Master Fund is directly owned by DBCS.) As indicated below, the assets of the Master Fund will consist of exchange-traded futures contracts on the commodities comprising the Deutsche Bank Liquid Commodity Index™ –Excess Return (the "DBLCI" or "Index")[3], together with U.S. Treasury securities and other high credit quality short-term fixed income securities and cash for margin purposes. As commodity pools, the Fund and the Master Fund are subject to the Commodity Exchange Act, as amended (the "CEA"), and to applicable rules and regulations of the Commodity Futures Trading Commission (the "CFTC"). The Fund and the Master Fund are not registered or required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act").

Market Regulation, to Kathleen H. Moriarty, Carter, Ledyard & Milburn, dated December 12, 2005, with respect to StreetTRACKS Gold Trust, and Letter from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to David Yeres, Clifford Chance, dated December 12, 2005, with respect to iShares COMEX Gold Trust, modifying prior relief to permit the respective Gold Trust to rely on the relief granted to ETFs under the Class Relief Letter.

[2] If the Managing Owner, on behalf of the Fund, ultimately lists the Shares on another Market, the Shares will be listed in accordance with such Market's listing standards that are, or will become, effective pursuant to Section 19(b) of the Exchange Act. If the Shares also trade on a Market pursuant to unlisted trading privileges, such trading will be conducted pursuant to self-regulatory organization rules that have become effective pursuant to Section 19(b) of the Exchange Act.

[3] DBLCI™ and Deutsche Bank Liquid Commodity Index™ –Excess Return are trademarks of Deutsche Bank. A patent application directed to the creation and operation of the Fund is pending at the United States Patent and Trademark Office.

DBCS, as the CPO and Managing Owner of the Master Fund, will manage the trading of the Master Fund's portfolio of futures contracts with a view to tracking the performance of the Index over time. A description of the Index is attached as Appendix A to this letter. A more complete description of the Index is provided in the prospectus (the "Prospectus") included as part of the Fund's Registration Statement (as defined herein), as well as in an exhibit to the Registration Statement, and additional information is summarized under "Publication of Information Regarding the Index" below. The commodities comprising the Index (the "Index Commodities") are light, sweet crude oil, heating oil, aluminum, gold, corn and wheat. The Master Fund is not "actively managed" since it does not seek positive returns under all market conditions, but instead, as indicated, seeks to track the performance of the Index over time by holding long commodity futures contract positions that correspond to the Index Commodities and some cash or cash-equivalents consisting of high credit quality short-term fixed income securities that are permitted investments pursuant to commodities regulations. While the Master Fund will actively trade exchange-traded futures on the Index Commodities, because it is not an actively managed commodity pool, but rather is an index tracking fund, the Master Fund does not use or pay for the services of any third-party commodity trading advisor (there are no performance fees) and does not use leverage.

Deutsche Bank Securities Inc., a wholly-owned subsidiary of Deutsche Bank, is a futures commission merchant registered with the CFTC and a member of the National Futures Association ("NFA"). In such capacities, it will serve as the Master Fund's Clearing Broker and commodity broker ("Commodity Broker") and will be a custodian of, and responsible for, safekeeping the Master Fund's assets deposited with the Clearing Broker as margin or otherwise. Custody of assets not deposited as margin may be maintained with The Bank of New York, the administrator, custodian and transfer agent of each of the Fund and the Master Fund (the "Administrator"). The Bank of New York is a banking corporation organized under the laws of New York with trust powers and is subject to regulation by the New York State Banking Department and the Board of Governors of the Federal Reserve System. The Distributor will provide certain administrative services to the Fund principally in connection with the issuance and redemption of Baskets of Shares as described herein.

The Managing Owner will serve as the registered commodity trading advisor (the "CTA"), as well as CPO, of the Fund and the Master Fund. The Managing Owner is also a member of the NFA. As a registered CPO and CTA and member of the NFA, the Managing Owner must comply with various regulatory requirements under the CEA and the rules and regulations of the CFTC and the NFA and is subject to periodic inspections and audits by the CFTC and NFA.

Since the Managing Owner and the Commodity Broker are wholly-owned subsidiaries of Deutsche Bank, certain potential conflicts of interest, as described in the Fund's Prospectus (as such term is defined below), may exist between the Managing Owner, the

Commodity Broker and their affiliates and the holders of the Shares. For example, the Commodity Broker may have a conflict of interest between its execution of trades for the Master Fund and for its other customers. Also, affiliates of the Managing Owner may take a position that is the opposite of that of the Master Fund or may compete with the Master Fund for certain positions in the marketplace. While the Managing Owner follows certain procedures to resolve such conflicts equitably, it may not be able to act only in the Master Fund's interest in all cases.

(b) The Index

Deutsche Bank AG London ("DB London") is the Index sponsor (the "Index Sponsor"), responsible for calculating and reconstituting the Index. The Index Sponsor is an affiliate of the Managing Owner. The Managing Owner and the Index Sponsor believe that there exist effective information barriers between the Index Sponsor, the Managing Owner, the Clearing Broker and their affiliates to ensure that the Master Fund may continue to trade in the futures contracts underlying the Index Commodities. Pursuant to these information barriers, the Index Sponsor may not share any non-public, proprietary or confidential information and may not coordinate or seek to coordinate decision-making in the selection of the Index constituent instruments with these affiliates. The Index is composed of notional amounts of the Index Commodities, broadly in proportion to historical levels of the world's production and supplies of such Commodities. The Index rules stipulate the holdings in each Index Commodity futures contracts. Such holdings change both during the annual Index rebalancing period and pursuant to the monthly Index replacements with respect to light, sweet crude oil and heating oil. It is expected that the NAV and the trading price of the Shares generally should closely track the value of the Index over time. Additional information about the Index is provided under "(f) Publication of Information about the Index" below.

(c) The Offering

The Fund filed a registration statement on Form S-1 with respect to the Shares pursuant to the Securities Act of 1933, as amended ("Securities Act"), on May 27, 2005 (Commission File No. 333-125325), Pre-Effective Amendment No. 1 to the Registration Statement on June 24, 2005, Pre-Effective Amendment No. 2 to the Registration Statement on August 5, 2005, Pre-Effective Amendment No. 3 to the Registration Statement on September 13, 2005, Pre-Effective Amendment No. 4 to the Registration Statement on October 26, 2005; Pre-Effective Amendment No. 5 to the Registration Statement on December 21, 2005, and Pre-Effective Amendment No. 6 on January 12, 2006, which was declared effective on January 17, 2006 (collectively, the "Registration Statement"). The Fund will file Form 8-A under Section 12(b) of the Exchange Act in connection with listing the Shares on the AMEX. Such listing and trading of the Shares on the AMEX will be subject to the AMEX's listing requirements and rules.[4] Investors purchasing Shares will receive a Prospectus in conformity with the applicable

[4] The AMEX has received Commission approval pursuant to Section 19(b) of the Exchange Act (File No. SR-2005-

requirements of the Securities Act and the rules thereunder, as described below. Only Authorized Participants (as defined below) will be able to purchase or redeem Shares in transactions with the Fund. AMEX members (securities specialist firms) (and Market members) purchasing Shares directly from the Fund will receive a Prospectus. AMEX members purchasing Shares from the Fund for resale to investors will deliver a Prospectus to such investors in accordance with the requirements of the Securities Act and the rules thereunder and the AMEX rules and requirements.

Following the initial offering period (described below), the Shares are intended to be offered continuously by the Fund at net asset value ("NAV") per Share only in Baskets (as defined below) for cash. No Shares will be issued until the conclusion of the initial offering period. All Shares will be listed and able to be traded on the AMEX upon issuance and the commencement of the continuous offering described below. Shares will be available only in book-entry form through the facilities of The Depository Trust Company ("DTC") as described below.

(d) <u>Creation and Redemption of Shares</u>

The Fund will issue and redeem Shares only in one or more Baskets for cash. A Basket is a block of 200,000 Shares. Baskets may be created or redeemed by Authorized Participants (as such term is defined below) as the only persons that may place orders to create and redeem Baskets in transactions with the Fund. Authorized Participants may sell the Shares included in the Baskets they purchase from the Fund to other investors. Except when aggregated in Baskets, the Shares are not redeemable.

Authorized participants ("Authorized Participants") must be (1) registered as a broker-dealer under the Exchange Act and regulated by the NASD, or else be exempt from being (or otherwise not required to be) so registered or regulated, and be qualified to act as a broker or dealer in the states or other jurisdictions where the nature of its business so requires, and (2) participants in the DTC. To become an Authorized Participant, a person must enter into a Participant Agreement with the Managing Owner and the Fund. The Participant Agreement sets forth the procedures for the creation and redemption of Baskets and for the payment of cash required for such creations and redemptions. In compensation for services in processing the creation and redemption of Baskets, an Authorized Participant is required to pay a transaction fee

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059); Release No. 34-52940 (December 12, 2005) (notice); Release No. 34-53105 (January 11, 2006) (order) with respect to rules applicable to the trading of the Shares. In its filing made with the Commission on May 27, 2005, the AMEX noted that in January 2005, it adopted rules (Rule 1200A et seq.) for the listing and trading of Commodity-Based Trust Shares as trust issued receipts ("TIRs") based on an underlying commodity. Subsequently, the AMEX listed and traded iShares COMEX Gold Trust under new AMEX Rule 1200A as the first Commodity Based Trust Shares and also commenced trading the street TRACKS Gold Trust on an unlisted trading privileges basis.

of $500 per order to create or redeem Baskets. The Fund pays this transaction fee to the Master Fund, which then pays such fee to the Administrator.

Authorized Participants may act for their own accounts or as agents for broker-dealers, custodians and other securities market participants that wish to create or redeem Baskets. An order for one or more Baskets may be placed by an Authorized Participant on behalf of multiple clients. Authorized Participants are cautioned in the Participant Agreement and the Prospectus that some of their activities will result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act.[5]

The Master Fund will create and redeem its Master Fund Units in transactions with the Fund from time to time, but also only in one or more Master Unit Baskets. A Master Unit Basket is a block of 200,000 Master Fund Units. Master Unit Baskets may be created or redeemed only by the Fund at their net asset value for payment in cash. Each Share issued by the Fund will correlate with a Master Fund Unit issued by the Master Fund and held by the Fund.

As described in the Prospectus, during an initial offering period (the "Initial Offering Period"), the Fund will accept subscriptions for Shares in Baskets at $25 per Share ($5 million per Basket) from Authorized Participants. Such initial offering period will end on April 17, 2006, unless having received the subscription minimum of ten Baskets, the Managing Owner decides to end the period earlier or to extend it up to an additional 90 days. Affiliates of the Managing Owner may subscribe for Baskets of Shares, including Deutsche Bank Securities Inc., the Clearing Broker and Commodity Broker for the Master Fund, which is also a broker-dealer registered with the Commission and a member of the National Association of Securities Dealers, Inc. In its capacity as an Authorized Participant, it has tendered a subscription for ten Baskets. During the Initial Offering Period, the Fund will rebate to each Authorized Participant, including affiliates of the Managing Owner, that submits an order to purchase one or more Baskets an upfront selling commission in an amount equal to 3.00% of the aggregate amount of all orders to purchase Baskets received from such Authorized Participants to compensate them for their selling efforts in respect of the Shares. Because the Managing Owner is responsible for payment of the organizational and offering expenses of the Fund, 100% of the proceeds raised from the subscriptions will be available for initial trading activities of the Master Fund. During the Initial Offering Period, subscriptions will be held in escrow in accordance with the provisions of the Exchange Act. Upon the conclusion of the initial period, the initial Baskets of Shares will be issued and the Shares will begin to trade on the AMEX. Thereafter the prices at which the

[5] While certain exemptions from prospectus delivery requirements may be available pursuant to Sections 4(3) and 4(4) of the Securities Act, and Rule 174 thereunder, dealers that are not "underwriters" but are participating in a distribution (as contrasted to ordinary secondary trading transactions, and thus dealing with Shares that are part of an "unsold allotment" within the meaning of Section 4(3)(C) of the Securities Act), would be unable to take advantage of the Section 4(3)(C) exemption.

Shares will trade will generally vary during the trading day, but, as described below, generally the price of Shares trading on the AMEX is expected to track the NAV of the Shares closely.

Following conclusion of the Initial Offering Period, the Fund intends to offer its Shares continuously on each business day in Baskets of 200,000 Shares at their NAV per Share in cash. (To the extent the NAV of the Shares increases or decreases over the initial price of $25.00 per Share, a Basket of Shares will cost plus or minus $5 million.) Authorized Participants who purchase Baskets after the Initial Offering Period will receive no fees, commissions or other form of compensation or inducement of any kind from either the Managing Owner or its affiliates, the Fund or the Master Fund, and no such person has any obligation or responsibility to the Managing Owner or the Fund to effect any sale or resale of Shares. For each Basket of Shares issued by the Fund at NAV, the Master Fund will issue to the Fund a Master Fund Basket at its net asset value in exchange for the cash proceeds to the Fund from the sale of the Basket of Shares. As more fully described in the Prospectus, net asset value means the total assets of the Master Fund, including its portfolio of exchange-traded futures contracts, as well as all cash and debt securities held by the Master Fund, less total liabilities of the Master Fund. Net asset value per Master Fund Unit is the net asset value of the Master Fund divided by the number of outstanding Master Fund Units. Because there will be a one-to-one correlation between Shares and Master Fund Units and the Master Fund has assumed all liabilities of the Fund, the NAV per Share and the net asset value per Master Fund Unit will be equal.[6]

Creation and Redemption Procedures

Commencing with the continuous offering period, on any business day an Authorized Participant may place an order with the Distributor to create one or more Baskets for

[6] Under normal circumstances, the net asset value of the Master Fund reflects the settlement price of open commodity futures contracts on the date when calculated; however, if such a contract cannot be liquidated on such day because of daily position limits or other rules of such exchange, the calculation of the Master Fund's net asset value may not accurately reflect the contract's realizable market value. For example, daily limits are generally triggered in the event of a significant change in market price of a commodity futures contract. Therefore, as a result of the daily limit, the settlement price may be unavailable in respect of a particular contract on a particular day. In such circumstances, the settlement price on the most recent day on which the position could have been liquidated will be used by the Managing Owner for purposes of determining the market value of such position for such day. The Managing Owner may employ other principles, procedures or protocols it deems to be fair and equitable to value the Master Fund's assets, provided that these are consistent with normal industry standards. There is, however, a risk that the resulting calculation of the net asset value of the Master Fund (and, in turn, the Fund) could be under or overstated, perhaps to a significant degree. The Managing Owner and the Fund believe that the public availability on each trading day of real time information with respect to the intra-day Index level, the intra-day indicative value of the Shares and data with respect to the exchange-traded futures contracts on the Index Commodities, together with the arbitrage opportunities provided by the creation and redemption of Baskets of Shares should ensure that any temporary anomaly in the end-of-day net asset value pricing will be promptly resolved.

cash.[7] For purposes of processing both purchase and redemption orders, a "business day" means any day other than a day when banks in New York City are required or permitted to be closed. Purchase orders must be placed by 10:00 a.m., New York time. The day on which the Distributor receives a valid purchase order is the purchase order date. Orders received after 10:00 a.m., New York time, will be treated as a next day order. Purchase orders are irrevocable. Upon placement of a purchase order, and prior to delivery of such Baskets, an Authorized Participant's DTC account will be charged the non-refundable $500 transaction fee due for the purchase order. As indicated above, such payment will be for the account of the Administrator.

The total payment required to create each Basket during the continuous offering period is the NAV of 200,000 Shares. The NAV per Share will be calculated as of the closing time of the AMEX or the last to close of the exchanges on which the Index Commodities are traded, whichever is later, on the purchase order date. As described in the Prospectus, any time gap between the close of the AMEX and of the exchanges on which the Index Commodities are traded is not expected to affect the NAV calculation. Baskets will be issued as of noon, New York time, on the business day immediately following the purchase order date.

The procedures by which an Authorized Participant can redeem one or more Baskets mirror the procedures for the creation of Baskets. On any business day, an Authorized Participant may place an order with the Distributor to redeem one or more Baskets at their NAV payable in cash. Redemption orders must be placed by 10:00 a.m., New York time. The day on which the Distributor receives a valid redemption order is the redemption order date. Redemption orders are irrevocable. The redemption procedures allow Authorized Participants to redeem Shares only in Baskets. Individual Shares are not redeemable. Shareholders other than Authorized Participants may only redeem Shares in numbers equal to at least one Basket and only through an Authorized Participant.

By placing a redemption order, an Authorized Participant agrees to deliver the Baskets to be redeemed through DTC's book-entry system to the Fund not later than noon, New York time, on the business day immediately following the redemption order date. By placing a redemption order, and prior to receipt of the redemption proceeds from the Fund, an Authorized

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[7] CFTC and commodity exchange rules impose speculative position limits on market participants trading in two commodities included in the Index, corn and wheat. See "(f) Publication of Information Regarding the Index" below. The Master Fund has applied to the CFTC for relief from these position limits. However, if position limits are applied to the Master Fund, it is possible that the Fund's ability to issue new Baskets, or the Master Fund's ability to reinvest income in additional corn and wheat futures contracts, may be limited to the extent these activities would cause the Master Fund to exceed applicable position limits. Limiting the size of the Fund may affect the correlation between the price of the Shares, as traded on the AMEX, and the NAV per Share of the Fund. That is, the inability to create additional Baskets could result in Shares trading at a premium or discount to NAV of the Fund.

Participant's DTC account will be charged the $500 non-refundable transaction fee due for the redemption order. Such amount will be for the account of the Administrator.

The redemption proceeds from the Fund consist of the cash redemption amount, which is equal to the NAV of the number of Basket(s) requested in the Authorized Participant's redemption order as of the closing time of the AMEX or the last to close of the exchanges on which the Index Commodities are traded, whichever is later, on the redemption order date. The Fund will simultaneously redeem for cash an equivalent number of Master Unit Baskets at their net asset value. The Managing Owner will distribute the cash redemption amount at noon, New York time, on the business day immediately following the redemption order date through DTC to the account of the Authorized Participant as recorded on DTC's book entry system.

For its services in assisting the Managing Owner and the Administrator in connection with creation and redemption transactions, the Distributor is paid approximately $50,000 per annum, plus an asset-based fee (and authorized disbursements) for assistance with creation and redemption records, consultation on marketing and related NASD compliance, and consultation with the Managing Owner and its affiliates in connection with marketing and sales strategies. The Managing Owner may pay the Distributor additional compensation in consideration of the performance by the Distributor of additional marketing, distribution and ongoing support services, which may include, among other services, the development of a marketing plan and the utilization of the Distributor's resources, which include a network of internal and external wholesalers. The fees and disbursements of the Distributor are paid by the Managing Owner out of its management fee.

(e) Exchange Listing and Trading

The Shares will be listed on the AMEX (and/or on another Market) and traded in the secondary market in the same manner as other equity securities. The member firm appointed by the AMEX to be the specialist for the Fund's Shares will maintain a market for the Shares that trade on the AMEX. The price of the Shares trading in the secondary market will be based on a current bid/offer market. Transactions involving the sale of Shares in the secondary market — which will be between purchasers and sellers and will not involve the Fund — will be subject to customary brokerage commissions and charges.

As indicated above, the value of the Shares is expected to fluctuate in relation to changes in the value of the Master Fund's portfolio. In addition, the market price of the Shares may not be identical with their NAV, but these valuations are expected to be very close. The Managing Owner anticipates that the price at which the Shares will trade will not vary materially from the NAV for such Shares due to the potential arbitrage opportunities resulting from the Fund's creation and redemption mechanics. It is expected Baskets will be created when there is sufficient demand for Shares that the market price per Share is at a premium to the NAV per Share. Authorized Participants will then sell such Shares, which will be listed on the AMEX, to the public at prices that are expected to reflect, among other factors, the trading price of the Shares on the AMEX and the supply of and demand for Shares at the time of sale and are expected to fall between NAV and the trading price of the Shares on the AMEX at the time of sale. Similarly, it is expected that Baskets will be redeemed when the market price per Share is at a discount to the NAV per Share.

Retail investors seeking to purchase or sell Shares on any day are expected to effect such transactions in the secondary market, on the AMEX, at the market price per Share, rather than in connection with the creation or redemption of Baskets. Investors will be able to use the indicative intra-day value per Share of the Fund (as described under "(g) Publication of Information Regarding the Shares" below as well as the trading price to determine if they want to purchase on the secondary market via the AMEX.

Retail investors who are clients or customers of an Authorized Participant may acquire Shares from or through an Authorized Participant out of such Authorized Participant's inventory of Shares or as part of an order for a creation Basket. The identities of the Authorized Participants will be available from the Administrator and will be published along with the other relevant information. As indicated, retail investors, whether or not they are clients or customers of an Authorized Participant, may acquire Shares by purchasing them in secondary market transactions on the AMEX.

(f) Publication of Information Regarding the Index

The Master Fund will trade in futures contracts based on the Index Commodities as follows: crude oil and heating oil on the New York Mercantile Exchange ("NYMEX"); gold on the COMEX division of NYMEX; aluminum on the London Mercantile Exchange; and corn and wheat on the Chicago Board Options Exchange. The daily settlement prices for the futures contracts held by the Master Fund are publicly available on the websites of the futures exchanges trading the particular contracts. Futures quotations and last sale information for the Index Commodities are widely disseminated through a variety of market data vendors worldwide, including Bloomberg and Reuters. Complete real-time data for such futures is also available by subscription from Reuters and Bloomberg.

The Index Sponsor will publish the most recent end-of-day closing level of the Index (symbol: DBLCIX) as of the close of business for the AMEX each trading day on the Consolidated Tape Association consolidated tape, Reuters and/or Bloomberg and on Deutsche Bank's website at http://www.dbc.com (or any successor thereto). Additionally, the Index Sponsor will publish the indicative Index level (quoted in U.S. dollars) (symbol: DBLCIX) once every fifteen seconds throughout each trading day on the consolidated tape. The closing price and settlement prices of the futures contracts comprising the Index held by the Master Fund are also readily available from the relevant futures exchanges, automated quotation systems, published or other public sources, or on-line information services such as Bloomberg or Reuters, as described above. All of the foregoing information will also be published on Reuters, Bloomberg, and on Deutsche Bank's website. In order to calculate the indicative Index level, the Index Sponsor will poll Reuters every 15 seconds to determine the real time price of each underlying futures contract with respect to each Index Commodity. The Index Sponsor will then apply a set of rules to these values to create the indicative intra-day level of the Index. These rules are consistent with the rules which the Index Sponsor applies at the end of each trading day to calculate the closing level of the Index. (A similar polling process is applied to the U.S. Treasury bills held by the Master Fund to determine the indicative value of the U.S. Treasury bills held by the Master Fund every 15 seconds throughout the trading day.)

The Index is rebalanced annually in November during the first week or so to ensure that each of the Index Commodities is weighted in the same proportion as such Index Commodities were weighted on December 1, 1988. Replacements are made each month with respect to light, sweet crude oil and heating oil and with respect to the other Index Commodities in connection with the annual rebalancing. The Index Sponsor will publish any adjustments made to the DBLCI on Deutsche Bank's website or any successor thereto.

A more detailed description of the information available to investors in the Shares about the Index is included in Appendix I hereto and in the Prospectus.

(g) <u>Publication of Information Regarding the Shares</u>

The Shares will be listed on the AMEX under the symbol "DBC" and the current trading price per Share will be published continuously as trades occur throughout each trading day on the consolidated tape, Reuters and/or Bloomberg and on Deutsche Bank's website. The Managing Owner will also publish the intra-day indicative value per Share of the Fund (symbol: DBCIIV) once every fifteen seconds throughout each trading day on the consolidated tape, Reuters and/or Bloomberg and on Deutsche Bank's website. The intra-day indicative value per Share of the Fund will be based on the prior day's final NAV, adjusted four times per minute throughout the day to reflect the continuous price changes of the Master Fund's futures positions. The indicative intra-day value per Share is calculated by adding the indicative U.S. Treasury bill level plus the indicative Index level which will then be applied to the last published NAV of the Fund, less accrued fees. The indicative intra-day value per Share will then be published on the AMEX's website every 15 seconds.

The Managing Owner will also publish the net asset value of the Fund and the NAV per Share, which will be calculated once daily as of the closing time of the AMEX or the last to close of the exchanges on which the Index Commodities are traded, whichever is later, and posted in the same manner. Although a time gap may exist between the close of the AMEX and the close of the exchanges on which the Index Commodities are traded, there is no effect on the net asset value calculations as a result. The AMEX will disseminate for the Fund on a daily basis the prior day's NAV under the symbol "DBCNAV" on the following morning on the consolidated tape.

The AMEX will also make available on its website daily trading volume, intra-day and closing prices. In addition, the AMEX website at http://www.amex.com will provide access to the Fund's Prospectus as well as a hyperlink to the Index Sponsor's website and to the Fund's website. In addition to the AMEX and DB London websites, the website for the Fund, which will be publicly and readily accessible at no charge, will contain the following information: (a) the prior business day's NAV and Index closing value and the reported closing price of the Shares; (b) the mid-point of the bid-ask price in relation to the Fund's NAV as of the time such NAV is calculated; (c) calculation of the premium or discount of such price against such NAV; (d) the text of the Prospectus; and (e) other relevant quantitative information. Thus, information about the Fund, the Shares and the Index will be published throughout the trading day on websites maintained by, among others, the Managing Owner and Index Sponsor, and will be available on Bloomberg and Reuters.

A fuller description of the available information about the Shares is provided in the Prospectus.

(h) <u>Additional Information</u>

Because of the nature of the Fund, beneficial owners of the Shares will have limited rights as compared to holders of traditional equity securities. For example, as interests in an investment trust, the Shares have none of the statutory rights normally associated with the ownership of shares of a corporation, such as the right to bring "oppression" or "derivative" actions. Beneficial owners will have no direct voting rights, except in limited circumstances. Holders of Shares, however, may in certain circumstances remove or replace the Managing Owner. The owners of 50% of the outstanding Shares may also have the power to compel dissolution of the trust. The Trustee of the Fund and the Master Fund has delegated to the Managing Owner the exclusive management and control of both entities. The Managing Owner has discretionary authority over all distributions made by the Fund and does not presently intend to make any distributions.

Individual certificates will not be issued for the Shares. Instead, one or more global certificates will be deposited with DTC and registered in the name of Cede & Co., as nominee for DTC, and will evidence all of the Shares outstanding at any time. The Shares will be transferable only through DTC's book-entry system. Beneficial ownership of the Shares will be shown on the records of DTC, banks, brokers, dealers, trust companies and others that are DTC Participants and indirect participants who maintain a custodial relationship with a DTC Participant. The Managing Owner will furnish to the DTC Participants for distribution to beneficial owners of the Shares the annual reports, statements, notices, and other information applicable to the Fund and required by the Commission under such laws, regulations or rules (including pursuant to the Exchange Act). The Managing Owner will also provide holders of Shares with reports as required by the CFTC and the NFA, including annual certified financial statements.

As a result of the potential for arbitrage inherent in the structure of the Fund, the Managing Owner and the Fund believe that the Shares will not trade at a material discount or premium to the value of the underlying assets held by the Master Fund. The arbitrage process, which in general provides investors the opportunity to profit from differences in prices of assets, increases the efficiency of the markets, serves to prevent potentially manipulative efforts and can be expected to operate efficiently in the case of the Shares. If the price of the Shares deviates enough from the price of the Master Fund's assets to create a material discount or premium, an arbitrage opportunity is created. If the Shares are inexpensive compared to the assets that underlie them, an Authorized Participant, either on its own behalf or acting as agent for investors, arbitrageurs or traders, may buy Shares, and immediately redeem Baskets in the cash market at a profit. If the Shares are expensive compared to the assets that underlie them, an Authorized Participant may sell the Shares short, buy enough assets to create the corresponding number of Baskets, acquire the Baskets through the creation process and deliver the Shares to close out the short position. In both instances the arbitrageur should serve to correct price discrepancies between the Shares and the underlying assets. The availability of the information about the prior day's NAV of the Shares, their indicative intra-day values, the Index closing price, the intra-day Index values and other information as described above should serve to provide the basis for a transparent and efficient market.

II. Requests for Relief

Introduction and Comparison of Fund to Similar Investment Vehicles

The Fund, in common with other public commodity pools that utilize a master-feeder structure, invests its assets in the underlying Master Fund, which in turn invests in exchange-traded futures contracts on the Index Commodities and, to a nominal degree, in U.S. Treasuries and short-term debt securities. Also like other public commodity pools, the Fund registers its Shares under the Securities Act and complies with applicable reporting and other requirements of the Exchange Act. In addition, the Fund shares a number of fundamental characteristics with the ETFs (exchange-traded UITs and open-end management companies registered as investment companies under the Investment Company Act) that seek investment results by tracking the performance of an index, although the Fund will track a commodities-based rather than a securities-based index. Like the Gold Trusts and the Euro Currency Trust, the Fund and the Master Fund are statutory trusts investing in commodities or commodity-based investments (in the case of the Fund, through its investment in the Master Fund). In addition, like the ETFs, the Gold Trusts and the Euro Currency Trust, the Fund issues and redeems its Shares solely in transactions with Authorized Participants in sizable aggregations of Shares, i.e., the Baskets, at their NAV. (While the ETFs generally issue and redeem shares in Creation Unit aggregations in-kind in exchange for the relevant portfolio securities, some ETFs may do so for cash, as will the Fund). In common with the ETFs, the Gold Trusts and the Euro Currency Trust, the Fund will list and trade its Shares on a national securities exchange (in the case of the Fund, the AMEX) and/or may do so on another Market. The Fund, like the Euro Currency Trust and the Gold Trusts, is not an investment company required to be registered under the Investment Company Act. Although the Fund and such other investment vehicles have different investment objectives and, as a result, may not necessarily be purchased by the same investors, the products are similarly structured with the view to attracting the same types of investors, i.e., large institutions in respect of the aggregations of securities purchaseable from and redeemable through the investment vehicle, and both retail and institutional investors, in respect of the exchange-traded individual securities.

The Fund and the Managing Owner, on their own behalf and on behalf of the Master Fund, AMEX and the Markets, the Distributor, the Clearing Broker and persons or entities engaging in transactions in Shares, including the Authorized Participants, hereby respectfully request that the Commission, or the Staff of the Commission, grant exemptions from, or interpretive or no-action advice with respect to, or relief regarding, Rule 10a-1 under, Rule 200(g) of Regulation SHO under, Rules 101 and 102 of Regulation M under, and Section 11(d)(1) of, and Rule 11d1-2 under, the Exchange Act, substantially as described below.

Exchange Act Rule 10a-1

Rule 10a-1(a)(1)(i) under the Exchange Act provides that a short sale of a security registered, or admitted to unlisted trading privileges, on a national securities exchange, may not be effected below the last regular-way sale price, or at such price unless such price is above the next preceding different price at which a sale was reported. The Managing Owner and the Fund request relief from the rule and believe that such relief is appropriate because the Shares will be traded on the AMEX and are derivative securities whose value is derived from investment instruments based on the Index Commodities, which, as discussed above, trade in active markets. Application of Rule 10a-1 to transactions in the Shares would not further the Rule's purposes, and exempting such transactions from the Rule would not be inconsistent with the purposes of the Rule.

A primary purpose of Rule 10a-1 is to prevent the market price of a stock from being manipulated downward by unrestricted short selling. The Managing Owner and the Fund anticipate, however, that the market value of the Shares will rise or fall based on the changes in the value of the Index and the underlying Index Commodities. The Shares are designed to reflect as closely as possible the performance of the Index through the Master Fund's portfolio of exchange-traded futures on the Index Commodities. Price differences may be due in large part to the fact that supply and demand forces at work in the secondary market for the Shares will be closely related to, but not identical to, the same forces influencing the price of the Index Commodities at any point in time. Generally, the price of the Shares would not decline absent a decline in the value of the underlying instruments. Moreover, the Managing Owner and the Fund believe that any temporary disparities in relative market values between the Shares and the instruments representing the Index Commodities underlying the Fund through its investment in the Master Fund will tend to be corrected promptly by the arbitrage activity as discussed above. In addition, Shares in Basket-size aggregations are redeemable on any business day. Under these circumstances, the Managing Owner and the Fund believe it unlikely that short sales of the Shares could be used (and would be economically futile) to depress their price. Indeed, there is no "up-tick" restriction upon short sales of the Index Commodities or related futures contracts, which suggests that no valid public policy purpose would be served by imposing one upon the Shares.

The Commission has granted relief to ETFs (see note 1 supra) and certain other investment vehicles[8] and has also granted similar relief to the Gold Trusts and the Euro Currency Trust. Neither of the Gold Trusts nor the Euro Currency Trust is registered under the Investment Company Act or as a commodity pool. As noted in the Staff's reply to the no-action relief request by the Euro Currency Trust, which issues shares having a market value rising and falling on changes to the underlying euro, the short sale rule does not apply to analogous derivative products such as index options and index futures contracts.[9]

The depth and liquidity of the world markets for the Index Commodities and for futures on the Index Commodities generally provide facilities for arbitrage and hedging transactions in the Shares. The Managing Owner and the Fund believe that this arbitrage-enhanced linkage, coupled with the inability of traders to create Shares without depositing cash with the Fund (which in turn is simultaneously invested by the Fund in the Master Fund Units of the Master Fund, which holds futures contracts based on the Index Commodities, and the other investments described above) should prevent trading in Shares from being manipulated or used to manipulate the Index Commodities markets.

As is the case of investors in the foregoing financial products, the ability to sell short is important for investors in the Shares, since it will make possible the arbitrage activities described above. Further, the trading market for Shares would be adversely affected if Rule 10a-1 operated to prevent dealers or exchange specialists from making short sales to satisfy

[8] *See* Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Claire P. McGrath of the AMEX, dated November 3, 1999, regarding the trading of HOLDRs. Previously, relief from the application of Rule 10a-1 was also obtained by the AMEX on behalf of The SuperTrust Trust, which, like the Fund, was structured as a two-tier investment vehicle, pursuant to which the SuperTrust, a unit investment trust ("UIT"), invested in shares of the underlying Capital Markets Fund, Inc., a registered open-end investment company, one series of which sought to track the S&P 500® Index; *see* Letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to James E. Duffy, Esq. of the AMEX, dated June 24, 1992.

[9] *See* n.1, supra.

customer demand in the absence of an uptick. This would be detrimental to the market for Shares and contrary to the public interest in liquid, efficient securities markets.

Rule 200(g) of Regulation SHO

Rule 200(g) of Regulation SHO, as currently in effect, prescribes that "a broker or dealer must mark all sell orders of an equity security as 'long,' 'short,' or 'short exempt'." A short sale must be marked "short exempt" if the seller is relying on an exemption from Rule 10a-1 like the one requested in the preceding section of this letter.[10] Relief similar to that requested herein has been granted to the Securities Industry Association in the January 2005 SIA Letter with respect to securities issued by ETFs that had previously been granted an exemption from the price test provisions of Rule 10a-1 similar to that requested above for the Shares. See note 1, supra. Such relief has also been granted to the COMEX Gold Trust and to the Euro Currency Trust.[11]

The Managing Owner and the Fund request that, consistent with the relief granted previously pursuant to the January 2005 SIA Letter and to the COMEX Gold Trust and the Euro Currency Trust,[12] the staff of the Division of Market Regulation confirm that, if the relief from the provisions of Rule 10a-1 is granted with respect to the Shares, it will not recommend enforcement action to the Commission against a broker-dealer that marks "short", rather than "short exempt" a short sale in the Shares. The requested no-action relief shall be subject to the following conditions: (i) for each exempt short sale, the various market centers that execute such sales have instituted procedures to "mask" the short sale character of the transaction so that they are executed as short exempt; (ii) a broker-dealer executing exempt short sales will mark such sales as "short," and in no event will such sales be marked "long;" and (iii) the market centers will maintain an audit trail of all such trade executions, which is capable of being produced and subject to review upon request by the Commission and other appropriate regulatory authorities.

Rules 101 and 102 of Regulation M

Subject to certain enumerated exceptions, Rules 101 and 102 of Regulation M prohibit a "distribution participant," and the issuer or a selling security holder, respectively, in connection with a distribution of securities, from bidding for or purchasing, or from attempting to induce any person to bid for or purchase, a "covered security" during the applicable restricted period. "Distribution participant" is defined in Rule 100(b) of Regulation M to include an

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[10] Rule 200(g)(2) of Reg. SHO.

[11] See the no-action letter granted to the COMEX Gold Trust cited in note 1, supra, and more recently, Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to George T. Simon, Foley & Lardiner, LLP, dated December 5, 2005 with respect to the Euro Currency Trust.

[12] See n.1, supra.

underwriter or prospective underwriter in a particular distribution of securities, or any broker, dealer or other person who has agreed to participate or is participating in such a distribution.[13]

The Managing Owner and the Fund request that the Staff or the Commission grant an exemption from Rule 101, as discussed below, to permit persons who may be deemed to be participating in a distribution of Shares (including the Authorized Participants), to bid for or purchase, redeem shares or otherwise engage in other secondary market transactions in such Shares during the applicable restricted period. The Managing Owner and the Fund also request that the Commission grant an exemption to the extent necessary from Rule 101 to permit DB London to publish research[14] during the applicable restricted period.

Similarly, the Managing Owner and the Fund request that the Commission grant an exemption from Rule 102, as discussed below, to permit the Managing Owner, selling security holders, the Fund or any of their affiliated persons, and the Master Fund and its affiliated purchasers, to bid for or purchase or, indirectly through an Authorized Purchaser redeem Shares (and the Fund to redeem the related Master Fund Baskets) during the applicable restricted period just as an ETF, or a Gold Trust or the Euro Currency Trust may do. The purpose of Rules 101 and 102 is to prevent persons from conditioning the market to facilitate a distribution. Application of Rules 101 and 102 to the Shares in the circumstances described herein would not further the anti-manipulative purposes underlying the Rules.

The Commission has previously granted no-action relief with respect to Rule 101 of Regulation M on substantially similar grounds.[15] Unlike ETFs, and like the Gold Trusts and

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[13] We note that Rule 100(b) of Regulation M defines "distribution" for purposes of the Rule as an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from an ordinary trading transaction by the magnitude of the offering and the presence of special selling efforts and selling methods. The Fund understands that broker-dealers that act as Authorized Participants that tender cash to the Fund in return for a Basket of Shares could be deemed under certain circumstances to be an "underwriter" or "distribution participant," as those terms are defined in Rule 100(b), even though such broker-dealer is not part of a syndicate or selling group and receives no fees, commissions or other remuneration from the Fund for its activities as Authorized Participant.

[14] As described above, DB London, the Index Sponsor, intends to publish certain market-related information on the Fund's website during the applicable restricted period, including general information about the relevant commodities markets, specific information regarding the Shares, the net asset value of the Fund and of the Master Units held by the Fund, and the then-current market prices of the Shares. *See* the streetTRACKS Gold Trust no-action letter and the Euro Currency Trust no-action letter cited in n.1, supra.

[15] *See* n.1, supra. *See also*, Letter from Larry E. Bergmann, Associate Director, Division of Market Regulation, to Richard B. Rolnick of Hill & Weiss, dated December 15, 1988, with respect to for Bullion Security Corporation, granting an exemption from Rule 10b-6 under the Exchange Act to permit the trustee to redeem outstanding units of undivided beneficial interest in the trust (which comprised two portfolios, one holding gold and the other gold eagle coins), pursuant to the trust's proposed redemption program and to permit the sponsor of the trust to purchase trust units pursuant to the sponsor's proposed purchase option during a continuous offering of the trust's units.

the Euro Currency Trust, the Fund is not a registered investment company, and like the ETFs, the Gold Trusts and the Euro Currency Fund, the Fund is not able to avail itself of the exception from Rule 101 afforded to an open-end management investment company or a UIT (as such terms are used in the Investment Company Act).[16]

As discussed above, due to the daily redeemability of Shares in Basket-size aggregations, the Managing Owner and the Fund believe that there generally should be little disparity between the market price of a Share and the NAV per Share. Accordingly, the rationale for exempting redeemable securities of ETFs, the Gold Trusts and the Euro Currency Trust under paragraph (c)(4) of Rule 101 is similarly applicable to the Shares. Although redemption is subject to the minimum condition of tendering a Basket of 200,000 Shares, the Fund, like the ETFs and the Gold Trusts, is intended to function like an open-end fund continuously offering its shares or units. It is in recognition of the special nature of continuous offerings that open-end management investment company and UIT securities are exempted under paragraph (c) (4) of Rule 101 and that the Commission has been willing to grant no-action relief to the ETFs, the Gold Trusts and the Euro Currency Trust. Without such an exemption, or no-action relief, they could not operate as intended. The Managing Owner and the Fund respectfully request that the Commission grant an exemption under paragraph (d) of Rule 101 to such effect or adopt a no-action position permitting distribution participants to engage in secondary market transactions in the Shares. Application of Rule 101 in this context would not further the anti-manipulative purposes underlying the Rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Basket-size aggregations of Shares may be created, and Shares in Basket-size aggregations may be redeemed at NAV on any business day. Holders of Shares also have the benefit of intra-day secondary market liquidity by virtue of the AMEX listing. Thus, the secondary market price of Shares should not vary substantially from their NAV. Because of the redeemability of Shares in Basket-size aggregations, coupled with the open-ended nature of the Fund, any significant disparity between the market price of Shares and NAV should be eliminated by arbitrage activity. Because their NAV is determined largely on the basis of the market value of the Index Commodities, neither the creation nor the redemption of Shares, nor purchases or sales in the secondary market, will impact the net asset value, and such transactions should not have a significant impact on the market value of Shares.

While an Authorized Participant tenders to or receives cash from the Fund in connection with creations and redemptions of Baskets of Shares, the Fund simultaneously tenders to or receives from the Master Fund the corresponding Master Fund Units in-kind. Because the trading value of the Shares is largely determined based on the market value of the Master Fund's portfolio consisting principally of Index Commodity futures, neither the creation

[16] *See* Rule 101(c)(4) of Regulation M.

nor redemption of Shares, nor purchases or sales in the secondary market, will impact the value of the Master Fund Units as represented by the Shares, and such transactions should not have a significant impact on the market value of the Shares.

As indicated, in view of the predictable lack of any meaningful potential for the issuance and the secondary market trading of Shares to affect significantly Share pricing, application of Rule 101 to the purchasers of Baskets as "underwriters" during the initial offering period or to broker-dealers that may be participating in a distribution is unnecessary and inappropriate and could hinder broker-dealers in their creation and redemption activities and undermine the potential beneficial market effects of Share trading and arbitrage.

The Managing Owner and the Fund also request that the Commission, as a result of the redeemable nature of the Shares in Basket-size aggregation and for the reasons previously stated under the request for the exemption under Rule 101(d), grant an exemption under paragraph (e) of Rule 102 or adopt a no-action position permitting the Fund and its affiliated purchasers to redeem Shares in Baskets during the continuous offering of Shares, and permitting the Fund and the Managing Owner-affiliated purchasers, as defined in Rule 100 of Regulation M, to engage in redemption transactions and secondary market transactions in Shares. Application of Rule 102 in this context would not further the anti-manipulative purposes underlying the Rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for the security being distributed. The Managing Owner and the Fund request that the Commission grant an exemption under paragraph (e) of Rule 102 to allow the Fund to redeem Shares in Basket-size aggregations during the continuous offering of Shares. The Fund submits that the redemptions described in this letter and the Prospectus do not constitute a manipulative or deceptive practice within the purpose of Rule 102 of Regulation M and should be exempted from the provisions of Rule 102 to allow the Fund to redeem Shares in Basket-size aggregations during the continuous offering of Shares.

The issue is whether a redemption of the Shares could constitute a manipulative or deceptive device or contrivance contemplated within the purpose of Rule 102. The Fund will daily redeem the Basket-size aggregations of Shares in exchange for cash representing the corresponding Basket amount. The NAV of the Basket amount, as described above, is expected to track closely the net asset value of the Fund's investment through the Master Fund in exchange-traded futures on the Index Commodities. Although Shares are traded on the secondary market, Shares may only be redeemed in Basket-size aggregations. Thus, the Fund believes that the redemption by the Fund of Shares at NAV in consideration solely for cash does not involve the abuses that Rule 102 was intended to prevent.

The Managing Owner and the Fund respectfully submit that the redemption transactions and secondary market transactions described in this letter and the Prospectus do not constitute a manipulative or deceptive practice for purposes of Rule 102 of Regulation M and that affiliated purchasers should be exempted from the provisions of Rule 102 to permit redemptions of Shares in Baskets during the continuous offering of the Shares.

Exchange Act Section 11(d)(1); Exchange Act Rule 11d1-2

Section 11(d)(1) of the Exchange Act generally prohibits a person who is a broker and a dealer from effecting any transaction in which the broker-dealer extends credit to a customer on any security which was part of a new issue in the distribution of which he participated as a member of a selling syndicate or group within thirty days prior to such transaction. Rule 11d1-2 provides an exemption from Section 11(d)(1) for securities issued by a registered open-end investment company or UIT with respect to transactions by a broker-dealer who extends credit on such security, provided the person to whom credit has been extended has owned the security for more than thirty days.

The Managing Owner and the Fund request clarification that Section 11(d)(1) does not apply to broker-dealers (other than the Distributor) that do not create or redeem Shares but that engage in both proprietary and customer transactions in Shares exclusively in the secondary market. The Fund notes that, other than Authorized Participants that purchase Baskets during the Initial Offering Period (for which Authorized Participants receive an upfront selling commission), and the Distributor with respect to the Distributor's fees,[17] no broker-dealer or any natural person associated with such broker-dealer, directly or indirectly (including through any affiliate of such broker-dealer), receives from the Fund complex[18] any payment, compensation or other economic incentive to promote or sell Shares to persons outside of the Fund complex, other than non-cash compensation permitted under NASD Rule 2830(1)(5)(A), (B), or (C).

In addition, although the Fund is not registered under the Investment Company Act, in view of the substantial similarities between the Fund and the ETFs, and the relief

[17] As indicated above, the Distributor will be paid fees for providing assistance to the Managing Owner for the services described under "Creation and Redemption" in Part I of this letter. The Distributor's fees will not be shared, split or otherwise made available in whole or in part by the Distributor to any other broker-dealer or any natural person associated with such broker-dealer. In addition, the Distributor, as a broker-dealer registered with the Commission, may execute purchases and sell Shares on behalf of its customers but will not act as an Authorized Participant and will not create or redeem Shares at any time.

[18] For purposes of this request for relief, the "Fund complex" includes the Fund, the Master Fund, the Managing Owner, the Clearing Broker, DB London, Deutsche Bank, the Trustee, the Administrator and the Distributor, the initial depositors, the issuer of any other trust or any investment company, UIT, or fund that holds itself out to investors as a related entity for purposes of investment or investor services, any investment adviser or marketing agent (or person performing a similar function) for any such issuer, and any "affiliated person" (as defined in the Investment Company Act) of any such person.

obtained by the ETFs, the Gold Trusts and the Euro Currency Trust, the Managing Owner and the Fund request the same relief afforded by Rule 11d1-2 to ETFs and these Trusts be granted to the Fund. In particular, the Managing Owner and the Fund request that the Staff confirm that it will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act against broker-dealers (other than the Distributor) that treat Shares, for purposes of Rule 11d1-2 under the Exchange Act, as "securities issued by a registered . . . unit investment trust as defined in the Investment Company Act" and, thereby, in reliance on the exemption contained in the Rule, directly or indirectly, extend credit or maintain or arrange for the extension or maintenance of credit on Shares that have been owned by the persons to whom credit is provided for more than 30 days. As indicated above, such relief has been granted to various ETFs, the Gold Trusts and the Euro Currency Trust. *See* note 1 supra.

Finally, although the Fund is not an open-end investment company or unit investment trust registered with the Commission under the Investment Company Act, in view of the substantial similarities between the Fund and ETFs, as well as the Gold Trusts and the Euro Currency Trust, the Managing Owner and the Fund request that the staff confirm that it will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act against any Authorized Participant that treats Shares, for purposes of Section 11(d)(1) of the Exchange Act, as shares of a Qualifying ETF (as defined in the Class Relief Letter granted to the Securities Industry Association) and, thereby, in reliance on the "class exemption" in that letter, extends credit or maintains or arranges for the extension or maintenance of credit on Shares, provided that the Authorized Participant satisfies conditions 1 and 2 set forth in that letter.[19]

[19] For purposes of this relief, the "Fund complex" is a "fund complex" as defined in the Class Relief Letter cited in n.1., supra. No Authorized Participant for the Fund, however, shall rely on such relief with respect to any Shares acquired by it as part of a Basket during the Initial Offering Period described in Part I of this letter.

* * * * *

Seven additional copies of this letter are enclosed pursuant to Securities Act Release No. 33-6269 (December 5, 1980). If you have any questions regarding this letter or need any additional information, please do not hesitate to contact the undersigned at (212) 839-5458 or Tuuli-Ann Ristkok at (212) 839-8513.

Very truly yours,

Michael Schmidtberger

If the Staff of the Commission believes that it is unable to concur with the Sponsor's position expressed in this letter, we would appreciate the opportunity to discuss the request for relief with the Staff prior to the issuance of a proposed negative response.

cc: Mr. Kevin Rich
Tuuli-Ann Ristkok

DEUTSCHE BANK LIQUID COMMODITY INDEX™ – EXCESS RETURN*

Index Composition and Methodology

The Deutsche Bank Liquid Commodity Index™ – Excess Return (the "Index"), is intended to reflect, broadly and in proportion to historical levels, the world's production and supplies of certain commodities (the "Index Commodities") in the weights (the "Index Base Weights"), and are traded on specific exchanges, as indicated in the below table.

The Index is composed of notional amounts on the exchange listed futures contracts of each of the Index Commodities. Deutsche Bank AG London is the index sponsor (the "Index Sponsor"). The Index Sponsor is an affiliate of the DB Commodity Index Tracking Fund, DB Commodity Index Tracking Master Fund, and DB Commodity Services LLC.

Index Commodity	Index Base Weight (%)	Exchange which Trades Index Commodity	Replacement Frequency of Exchange Listed Futures Contract
Light, Sweet Crude Oil	35.00	NYMEX	Monthly
Heating Oil	20.00	NYMEX	Monthly
Aluminum	12.50	LME	Yearly
Gold	10.00	COMEX	Yearly
Corn	11.25	CBOT	Yearly
Wheat	11.25	CBOT	Yearly
Closing Level on Base Date:	100.00		

Legend: NYMEX: New York Mercantile Exchange; LME: The London Metal Exchange Limited; COMEX: Commodity Exchange Inc., New York; CBOT: Board of Trade of the City of Chicago Inc.

Change in Methodology of the Index

While the Index Sponsor will employ the methodology described above and its application of such methodology shall be conclusive and binding, no assurance can be given that fiscal, market, regulatory, juridical or financial circumstances will not arise that would, in the view of the Index Sponsor, necessitate a modification of or change to such methodology. Under such circumstances, the Index Sponsor may make any such modification or change as it determines appropriate and the Index Sponsor will publish notice of any such modification or change and the effective date thereof as set forth below under "Adjustments to the Index."

Replacement

The Index includes provisions for the replacement of futures contracts as they approach maturity.

Replacements occur monthly (other than in November) during the first week of a month in the case of the futures contracts relating to Light, Sweet Crude Oil and Heating Oil.

*DBLCI™-ER and Deutsche Bank Liquid Commodity Index™ – Excess Return are trade marks of Deutsche Bank AG and are the subject of Community Trade Mark Nos. 3055043 and 3054996. Trade Mark applications in the United States are pending.NY1 5756472v.7

Replacement of the futures contracts for Aluminum, Gold, Corn and Wheat occurs when the Index is annually rebalanced.

Rebalancing

The Index is rebalanced annually in November during the first week or so to ensure that each of the Index Commodities is weighted in the same proportion that such Index Commodities were weighted on December 1, 1988, or the Base Date. The Index has been calculated back to the Base Date. On the Base Date, the closing level was 100.

Adjustments to the Index

The Index Sponsor will publish any adjustments made to the Index on Deutsche Bank's website http://www.dbcfund.db.com, or any successor thereto.

Calculation of the Index

The Index Sponsor calculates both the intra-day and closing levels of the Index.

Intra-day Level Calculation of the Index

During each business day, the Index Sponsor will poll Reuters every 15 seconds to determine the real time price of each underlying futures contract with respect to each Index Commodity of the Index.

In order to calculate the intra-day level of the Index, the Index Sponsor calculates the value of each Index Commodity according to its weighted proportion and accounting for the current intra-day price (as described in the immediately preceding paragraph) of each such Index Commodity. The Index intra-day level reflects the sum of all such Index Commodity values.

Closing Level Calculation of the Index

In order to calculate the closing level of the Index, the Index Sponsor calculates the value of each Index Commodity according to its weighted proportion and accounting for the closing price of each such Index Commodity. The Index closing level reflects the sum of all such Index Commodity values.

Publication of Index Data

The Index Sponsor will publish (under the American Stock Exchange (the "Amex") symbol of DBLCIX, which will be quoted in U.S. dollars), the (i) intra-day level of the Index once every fifteen seconds throughout each trading day and (ii) most recent end-of-day Index closing level as of the close of business for the Amex each trading day on the Consolidated Tape Association's consolidated tape, Reuters and/or Bloomberg and on Deutsche Bank's website at http://www.dbcfund.db.com, or any successor thereto.